UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 201549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 7, 2020

(Date of Report)

BridgeWell Preferred Income LP

(Exact name of issuer as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	26-2601508 (I.R.S. Employer Identification No.)

2400 E. Colonial Dr., Ste. 200

Orlando, FL 32803

(full mailing address of principal executive offices)

(407) 447-5000

(Issuer’s telephone number, including area code)

Limited Partnership Interests

General Partnership Interests

(Title of each class of securities issued pursuant to Regulation A)

Item 9	Other Events

The Company is not able to meet its filing deadline for its annual report on Form 1-K pursuant to 17 CFR § 230.257(f), due to circumstances relating to coronavirus disease 2019 (“COVID-19”). The Company’s originator and servicer was forced to reduce staff and re-tool its operations following the effects of COVID-19 on the markets connected with mortgage lending. The Company notes its obligation to file its annual report on Form 1-K within 45 days of the original filing deadline, or June 15, 2020. The Company hereby states in good faith that it could not file its annual report on Form 1-K on a timely basis because its auditors were not able to complete the audit in a timely manner due to the circumstances relating to COVID-19 mentioned above.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Partner Bridgewell Preferred Income LP

/s/ John Parrett

John Parrett, Manager of Preferred Income Manager LLC

General Partner

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